Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	June 30	December 31
	2007	2006	2005	2004	2003	2002

Income Before Income Taxes	$ 8,817	$ 11,023	$ 7,621	$ 7,527	$ 11,160	$ 10,802

Interest on Indebtedness	7,510	11,994	8,016	7,137	6,813	7,952

Portion of rents representative
of the interest factor	664	1,249	1,161	1,106	1,046	949

Earnings as adjusted	$ 16,991	$ 24,266	$ 16,798	$ 15,770	$ 19,019	$ 19,703

Fixed Charges:

Interest on Indebtedness	$ 7,510	$ 11,994	$ 8,016	$ 7,137	$ 6,813	$ 7,952

Portion of rents representative
of the interest factor	664	1,249	1,161	1,106	1.046	949

Fixed Charges	$ 8,174	$ 13,243	$ 9,177	$ 8,243	$ 7,859	$ 8,901

Ratio of Earnings
to Fixed Charges	2.08	1.83	1.83	1.91	2.42	2.01